

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

<u>Via E-mail</u>
Douglas P. Williams
Executive Vice President, Secretary, Treasurer and Director
Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, Georgia  30092

> **Re:  Wells Timberland REIT, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 14, 2013**
> **File No. 000-53193**

Dear Mr. Williams:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The charter amendment proposal appears to bundle numerous significant proposals. Please provide an analysis of how this complies with Rule 14(a)-4(a)(3) of the proxy rules.  Please note that we do not object to including all changes specifically related to NASAA guidelines in a single proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc:     Lesley H. Solomon
        Alston & Bird LLP
        Via E-mail